                              THE SOURLIS LAW FIRM



Virginia K. Sourlis, Esq.*                 The Galleria
Philip Magri, Esq.+                        2 Bridge Avenue
                                           Red Bank, New Jersey  07701
* Licensed in NJ                           (732) 530-9007   Fax (732) 530-9008
+ Licensed in NY                           www.SourlisLaw.com
                                           Virginia@SourlisLaw.com
________________________________________________________________________________

VIA EDGAR
---------

February 28, 2007

Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC  20549
Attn:  Linda Cvrkel, Branch Chief

            RE:      MULTI-MEDIA TUTORIAL SERVICES, INC.
                     FORM 10-KSB FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2006 FILED JUNE 15, 2006
                     FORM 10-QSB FOR THE FISCAL QUARTER ENDED MAY 31, 2006 FILED JULY 17, 2006
                     FORM 10-QSB FOR THE FISCAL QUARTER ENDED AUGUST 31, 2006 FILED OCTOBER 19, 2006
                     FORM 10-QSB FOR THE FISCAL QUARTER ENDED NOVEMBER 30, 2006 FILED JANUARY 17, 2007
                     FILE NO. 0000-25758

Dear Ms. Cvrkel:

         In response to your letter, dated February 7, 2007 (the "Comment Letter"), regarding the above-referenced annual and quarterly reports filed by our client, Multi-Media Tutorial Services, Inc., a Delaware corporation (the "Company"), with the Commission on Forms 10-KSB and 10-QSB, respectively, and telephone conversation with Barry Reichman, the Chief Executive Officer of the Company, on February 21, 2007 regarding the Company's response letter, dated February 14, 2007, to the Comment Letter, below please find the Company's responses to the Comment Letter. For your ease of reference, the enumerated points of the Comment Letter have been replicated, with the Company's responses integrated therein.

         Also, as requested, the Company's written acknowledgement in connection with responding to the Staff's comments accompanies this response letter.

         We thank you and the Staff for their advisement and look forward to working with you in these respects.

                                                     Very Truly Yours,

                                                     The Sourlis Law Firm

                                                     /s/ VIRGINIA K SOURLIS
                                                     ----------------------
                                                     Virginia K. Sourlis, Esq.

Cc:  Barry Reichman - MMTS

Report on Form 10-KSB for the fiscal year ended February 28, 2006
-----------------------------------------------------------------


Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations, page 15
-------------------

General
-------

     1. In accordance with the guidance in FR-72 (Release 33-8350), please revise your future filings to identify the risks involved with critical accounting policies, analyzing to the extent possible, factors such as:

     o    How the company arrived at the estimate;
     o    How accurate the estimate/assumption has been in the past;
     o Whether the estimate/assumption is reasonably likely to change in the future; and
     o    Evaluate the sensitivity to change of critical accounting policies.


The Company confirms that it will revise its future filings to comply with your comment.


Item 8A. Controls and Procedures
--------------------------------

     2. Please tell us why you did not include this section in your Form 10-KSB. You should revise your filing to include these disclosures as required by Section 307 of Regulation SB. Please not that items under
          Section 308 of Regulation S-B were given extended compliance dates, however, the evaluation of disclosure controls and procedures was not extended.

The Company inadvertently omitted Item 8A from its Form 10-KSB for the fiscal year ended February 28, 2006 filed on June 15, 2006 and will include Item 8A disclosure in future filings.

Balance Sheet, page F-2
-----------------------

     3. We note from page 12 the levy against your assets, related claims for taxes of $500,000 and a judgment against you for $120,000 for amounts due to former accountants. Please tell us what amounts you have accrued in your financial statements for these payables and if nothing is accrued, please tell us why.

With regards to Payroll taxes payable, the Company has recorded $630,792 on its balance sheet. Such accrual included federal withholding, state withholding, and state and federal unemployment taxes.

With regards to the judgment against the Company's in favor of their former accountants, this was settled for a note payable of $135,500 accruing interest at 10% per annum. The acceptance of the note payable was on February 2, 2000. Subsequently to the notes acceptance in the years ended February 28, 2002 and 2003, the Company repaid $10,300 and $12,000 of this note's payable principal, leaving a remaining balance due of $113,200, which is currently the balance due as of the date of this letter. This note payable is convertible into the Company's common stock at the lesser of $0.50 or 50% of the average closing bid during the five trading days prior to notice of conversion, but not lower than $0.10 per share. This note payable is included in the balance sheet as of February 28, 2006 under the caption of notes payable, it is included in the $2,251,379 figure. The note payable is disclosed in the accompanying footnote Note # 5, on page F-11, in the table under category of 10% convertible unsecured notes totaling $401,390.


     4. In a related matter, please tell us how the IRS liens and levy have affected your impairments analysis of long-term assets and intangible assets under SFAS 144 and SFAS 142, respectively. Include in your response if the IRS has levied specifically identifiable assets.

The Company is in compliance with SFAS 144, paragraph 8, WHEN TO TEST LONG-LIVED ASSET FOR IMPAIRMENT, and discloses their accounting policy for Impairment of Long-Lived Assets in Note # 2, on Page F-8 of their annual form 10-KSB for the year ended February 28, 2006. In addition, in Note 4 on Page F-11, the intangible footnote reveals that approximately 95.5% of the intangible assets have been amortized over their estimated useful lives. The remaining unamortized portion of the intangible assets of $57,014, as of February 28, 2006, is insufficient to satisfy the IRS lean against the Company. The Company's has disclosed that their financial statements have been prepared with the contemplation of the Company continuing as a going concern. In addition, the Company has disclosed in Footnote 2, under IMPAIRMENT OF LONG-LIVED ASSETS, that to date, no impairment has occurred. The Company has considered their going concern situation, as well as their Federal tax lien situation, in their measurement of any impairment to their intangible assets, and has determined that no such impairment has occurred. The intangible assets being questioned are not the result of a business combination, or from an acquisition, as addressed under SFAS 142. These intangible assets are the result of the Company's investment in the development of the products that they market. The IRS, in their notice to the Company, has stated that enforcement may include placing a levy on their bank accounts, wages, receivables, commissions, etc...It could also involve seizing and selling their property, such as real estate, vehicles, or business assets. The Company understands business assets to include their intangible assets. The Company is not aware if the IRS has specifically placed a lien on the identifiable intangible assets as disclosed in the financial statements and the 10-KSB. The Company has evaluated their intangible assets, based on the above circumstances, including their "going concern situation", and has determined that their intangible assets are necessary for the Company's continued existence.

Consolidated Statement of Stockholders' Deficit, page F-4
---------------------------------------------------------

     5. We refer to the lien item "warrants to purchase stock issued for services" with respect to fiscal year 2006, please provide us with further details for your accounting for these warrants including why the recognition of deferred compensation of $21,900 resulted in a deferred compensation balance at fiscal year end of zero.

The Company apologizes to the Commission for the above "Edgarizing" typographical error. During the typesetting of the financial statements for Edgarization, the $21,900 was mistakenly moved 3 column places to the left. It will be shown correctly in all future filings. The Company for future filing will be more diligent in checking for these types of errors. The $21,900 should be presented as follows. The corrected portion of the Statement of Stockholders' Deficit is presented below.


                                                   Common Stock                          Additional
                                            --------------------------     Deferred        Paid-In       Accumulated
                                               Shares        Amount      Compensation      Capital         Deficit         Total
                                            -------------   ----------   -------------  --------------  --------------  ------------
Balance, February 28, 2005                    34,545,667    $   3,455    $    (18,959)  $  13,672,948   $ (19,221,780)  $(5,564,336)

      Common Stock issued for:
         Interest                                125,000           13                           3,737                         3,750
         Services                              2,100,000          210                          64,290                        64,500
      Warrants to purchase stock issued for:
         Extension of loan payable                                                              3,700                         3,700
         Services                                                                              21,900                        21,900
      Amortization of deferred compensation                                    18,959                                        18,959
      Net Loss                                                                                               (448,688)     (448,688)
                                            -------------   ----------   -------------  --------------  --------------  ------------
Balance, February 28, 2006                    36,770,667    $   3,678    $          -   $  13,766,575   $ (19,670,468)  $(5,900,215)
                                            =============   ==========   =============  ==============  ==============  ============



The Statement of Stockholders' Deficit as filed with the typographical error.


                                                   Common Stock                         Additional
                                            -------------------------     Deferred        Paid-In       Accumulated
                                               Shares       Amount      Compensation      Capital         Deficit           Total
                                            -------------  ----------   -------------  --------------  --------------   ------------
Balance, February 28, 2005                    34,545,667   $    3,455   $    (18,959)  $   13,672,948  $ (19,221,780)   $(5,564,336)

      Common Stock issued for:
         Interest                                125,000           13                           3,737                         3,750
         Services                              2,100,000          210                          64,290                        64,500
      Warrants to purchase stock issued for:
         Extension of loan payable                                                              3,700                         3,700
         Services                                 21,900                      21,900
      Amortization of deferred
      compensation                                                            18,959                                         18,959
      Net Loss                                                                                              (448,688)      (448,688)
                                            -------------  ----------   -------------  --------------  --------------   ------------
Balance, February 28, 2006                    36,770,667   $    3,678   $          -   $   13,766,575  $ (19,670,468)   $(5,900,215)
                                            =============  ==========   =============  ==============  ==============   ============


Forms 10-QSB for the fiscal quarter ended May 31, 2006, August 31, 2006, and
----------------------------------------------------------------------------
November 30, 2006
-----------------


Item 3.  Controls and Procedures, page 5
-------  -------------------------------

     6. We note your statement that the chief executive officer and chief financial officer have concluded that the company's disclosure controls and procedures are effective "except as noted below." Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure controls and procedures are effective except to the extent they are not effective.


The Company confirms that it will revise its future filings to comply with this comment.

                                 ACKNOWLEDGEMENT

     I, Barry Reichman, as the Chief Executive Officer of Multi-Media Tutorial Services, Inc., a Delaware corporation (the "Company"), do hereby acknowledge the following on behalf of the Company:

     1. The Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings with the United States Securities and Exchange Commission (the "Commission");

     2. The Commission's Staff comments or the Company's changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement this 28th day of February 2007.


                                            MULTI-MEDIA TUTORIAL SERVICES, INC.


                                            By: /s/ BARRY REICHMAN
                                                --------------------------------
                                                Barry Reichman
                                                Chief Executive Officer